               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                         SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934
                      (Amendment No. 1 )*

                    Intermetrics, Inc.


                         (Name of Issuer)

                  Common Stock, $.01 par value
               __________________________________
                 (Title of Class of Securities)

                          458816 10 5
                  ____________________________
                         (CUSIP Number)

Marilyn J. Wasser, 32 Avenue of the Americas, New York, NY 10013-2412
                       (212-387-5400)
         _____________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         August 31, 1995

                 (Date of Event which Requires
                   Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ....

Check the following box if a fee is being paid with the statement ....  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                              SCHEDULE 13D/A

CUSIP No. 458816 10 5


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     AT&T Corp.  13-4924710

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)___
                                                  (b)___

 3   SEC USE ONLY

 4   SOURCE OF FUNDS
     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                     ___

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York


                         7    SOLE VOTING POWER
NUMBER OF                     - 0 -
  SHARES
BENEFICIALLY             8    SHARED VOTING POWER
 OWNED BY                     - 0 -
   EACH
 REPORTING               9    SOLE DISPOSITIVE POWER
  PERSON                      - 0 -
   WITH
                         10   SHARED DISPOSITIVE POWER
                              - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     - 0 -

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                ___

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0%

14   TYPE OF REPORTING PERSON*
     CO















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Item 4.   PURPOSE OF THE TRANSACTION

The event that required the filing of this Schedule 13D/A was the disposition of securities of the issuer as a result of a tender offer and plan of merger by which Apollo Holdings, Inc., a Delaware corporation (the "purchaser")
through a wholly owned subsidiary, IMT Acquisition Corp., a Delaware corporation merged with and into Intermetrics, Inc. and the holders of the then outstanding shares of common stock, $.01 par value of Intermetrics, Inc.

                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 14, 1996



                                   AT&T Corp.



                                   By: Marilyn J. Wasser
                                   Corporate Vice President - Law
                                   and Secretary